SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2019

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of interim results for the six months ended 30 June 2019, dated August 22, 2019	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the MIIT;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 22, 2019	By:	/s/ Ke Ruiwen
		Name:	Ke Ruiwen
		Title:	Chairman, Chief Executive Officer, President and Chief Operating Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2019

HIGHLIGHTS

•	Operating revenues amounted to RMB190,488 million, of which, service revenues amounted to RMB182,589 million, up by 2.8% over the same period last year

•	EBITDA was RMB63,287 million, increased by 13.3% over the same period last year. EBITDA margin was 34.7%

•	Profit attributable to equity holders of the Company was RMB13,909 million, increased by 2.5% over the same period last year. Basic earnings per share were RMB0.172

•

Total number of mobile subscribers was 323 million, with a net increase of 20.48 million from the end of last year, of which the number of 4G users reached 266 million, with a net increase of 23.71 million from the end of last year. 4G users accounted for 82% of total mobile subscribers

•	Total number of wireline broadband subscribers was 150 million, with a net increase of 4.39 million from the end of last year

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2019, communications industry in domestic market faced challenges from various aspects, including traditional businesses becoming increasingly saturated, and diversified competition in emerging areas getting more intensified. However, information and communications technologies, such as cloud computing, 5G, and AI, are maturing, creating new room and providing new growth impetus for the industry. Faced with this new situation, the Company adhered to the new development principles and implemented supply-side structural reforms. Moreover, the Company fully capitalised on the edges offered by its network and talents, while pushing forward reform and innovation steadily. Our corporate capabilities and vitality were further enhanced, while preliminary results in high-quality development have been achieved. Our business performance remained healthy and solid while our capabilities for future sustainable development were continuously strengthened. In June, commercial licenses for operating 5G digital cellular mobile business were officially granted, marking the commencement of the highly anticipated new 5G era, and bringing forth a historic opportunity for the vibrant development of digital economy. In line with market-driven and customer-oriented principles, the Company will speed up its planning and preparation in all aspects ahead of 5G scale commercialisation, accelerate the pace of 5G scale commercialisation proactively and pragmatically. The Company will also continuously push forward its corporate transformation and the conversion of its development model, to drive the high-quality development and endeavor to create new value for shareholders.

Overall Results

In the first half of the year, operating revenues of the Company amounted to RMB190.5 billion. Service revenues1 amounted to RMB182.6 billion, representing an increase of 2.8% compared to the same period last year and retaining the leading position in the industry. Of which, mobile service revenues amounted to RMB88.2 billion, representing an increase of 5.6% over the same period last year; wireline service revenues amounted to RMB94.4 billion, representing an increase of 0.3% over the same period last year. Revenues from emerging businesses2 accounted for 55.4% of service revenues, contributing 5.7 percentage points within service revenues growth, alongside a continual optimisation of the revenue structure and the continuous magnification of development impetus. EBITDA3 amounted to RMB63.3 billion, representing an increase of 13.3% over the same period last year. Net profit4 amounted to RMB13.9 billion, representing an increase of 2.5% over the same period last year while basic earnings per share were RMB0.172. Capital expenditure was RMB35.0 billion, representing an increase of 6.3% over the same period last year. Free cash flow5 remained strong at RMB18.3 billion.

[1]	Service revenues are calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[2]	Revenues from emerging businesses include revenues from data traffic, Internet applications and DICT services.
[3]	EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[4]	Net profit represents profit attributable to equity holders of the Company.
[5]

In order to more objectively reflect the Company’s free cash flow, enable a comparable basis to free cash flow of prior periods and avoid incomparability of free cash flow resulting from the application of IFRS 16, the original free cash flow calculation ‘‘free cash flow = EBITDA minus capital expenditure and income tax’’ has been changed to ‘‘free cash flow = EBITDA minus capital expenditure, income tax and depreciation charge for right-of-use assets other than land-userights.’’

Taking shareholders’ returns into consideration, alongside the Company’s profitability, cash flow level and capital needs for its future development, the Board of Directors has decided not to pay an interim dividend this year. The Board of Directors will proactively consider the demand for shareholders’ returns and evaluate the final dividend proposal when reviewing the Company’s full year results and will propose to the shareholders’ general meeting accordingly. In the future, the Company will strive to create good returns for shareholders.

On-going enhancement of scale and development impetus

In the first half of the year, the Company grasped the precious time window of 4G business and continued to expand its subscriber scale. The Company spared no efforts to cultivate cloud-network integration to strengthen its competitive advantages. The Company also dedicated itself to building the Smart Family ecosystem and pushed forward the vigorous development of DICT6 and Internet of Things (IoT), further accelerating the conversion of development impetus.

Continuous subscriber scale expansion and elevated market position. Insisting on strategies of large data traffic and convergence, the Company continued to promote scale expansion, and foster large data traffic usage habit as well as value opportunity. The Company created informatisation solutions for households and proactively responded to the fierce competition in the broadband market. In the first half of the year, the total number of mobile subscribers reached 323 million, representing a net addition of 20.48 million and maintained leadership position in market share of net addition. The Company’s overall market share increased to 20.4%, representing an increase of 0.8 percentage point compared to the end of last year. In which, the number of 4G subscribers reached 266 million, representing a net addition of 23.71 million. 4G penetration rate reached 82% and remained industry-leading. Aggregate handset Internet data traffic doubled, with 4G DOU reaching 7.3GB. Handset Internet access revenue grew by 11.5% compared to the same period of last year. The total number of wireline broadband subscribers grew beyond 150 million, representing a net addition of 4.39 million. Of which, the proportion of broadband subscribers for 100Mbps and above reached 69.6% and the triple-play penetration rate7 reached 63.3%.

[6]	DICT is the converged smart application service integrating three technologies, namely communications technology, information technology and cloud & Big Data technology.
[7]	Triple-play penetration rate represents the proportion of broadband subscribers by identity document who also subscribe to mobile and e-Surfing HD services at the same time.

Cloud-network integration as the driving force, the new impetus rapidly strengthened. The Company proactively expanded and consolidated the resource endowment edges offered by cloud-network integration, further explored and fostered new informatisation demand within the household, government and enterprise markets. We continued to enrich our Smart Family applications portfolio, and facilitated the rapid development of DICT and IoT by leveraging cloud-network integration and IoT-cloud integration as the driving force. We also explored the organic integration of informatisation solutions with new technologies such as edge computing and network slicing. In the first half of the year, the number of e-Surfing HD subscribers reached 111 million, and the number of smart gateway and family cloud subscribers reached 61.80 million and 32.15 million respectively. DICT and IoT businesses together contributed 3.0 percentage points within service revenues growth, with revenues from IDC and cloud services increasing by 11.0% and 93.2% respectively compared to the same period last year. Revenue from IoT increased by 52.0% compared to the same period last year. Revenue from Internet Finance increased by 112.2% compared to the same period last year, while the gross merchandise value grew by 40.4% over the same period last year.

Focus on development to enhance capabilities, reform and innovation to increase vitality

In the first half of the year, aligning to high-quality development, the Company strengthened its capabilities on network, customer service and business operation, and incentivised the vitality of employees.

Strengthen network edges and speed up “Cloudification”8. The Company continued to conduct targeted coverage and dynamic capacity expansion of its 4G network, with the number of 4G base stations reaching 1.52 million, supporting the full commercialisation of VoLTE service and safeguarding the user experience for large data traffic customers. To further consolidate the quality advantages of broadband access, the Company deployed on-demand Gigabit fibre broadband in over 180 cities. The Company also extensively built up its comprehensive edges in “Omnipresent network for IoT” based on its mobile, NB-IoT and fibre networks. The Company promoted the “Cloudification” of its network infrastructure and accelerated the construction of a new generation cloud-based network that is simple, agile, efficiently-centralised, open and secure. The Company carried out targeted construction based on demand in certain key areas. The number of IDC cabinets reached over 0.34 million units, maintaining an industry-leading position in terms of scale. The Company also built a high-quality Optical Transport Network (OTN) for government and enterprise customers to satisfy corporate customers’ demand for cloud network products with high quality, excellent reliability and low latency. The number of e-Surfing Cloud resource pool exceeded 100 nationwide. The Company’s market share of IaaS public cloud currently ranks 7th in the world, making it the only telecom operator ranked among the top 10 globally9.

[8]	Cloudification refers to the comprehensive upgrade of service and network to cloud in terms of infrastructure, products service capabilities and sales mode, with a focus on cloud computing.
[9]	Source: IDC

Promote value-focused scale development guided by customer-oriented principles. With scale as the base, the Company collaborated extensively to innovate, constantly enriched its ecosystem and seized the vast value potential brought about by the evolution of communications consumption to informatisation solutions. The Company capitalised on its subscriber and network resource endowment to accelerate innovation of Smart Family applications, build product and servicing system that encompass smart broadband, platform, applications, security and services. The Company collaborated closely with leading smart home enterprises to launch over 100 different types of smart terminals. The Company continued to explore the extension of its family informatisation solutions to the community and city levels, while promoting the coordinated eco-development of Smart Family, DICT, and IoT. With cloud network as the core, the Company optimised key capabilities and core application platforms of DICT, accelerated the promotion of dedicated cloud network, hybrid cloud and software-defined wide area network (SD-WAN). The Company also strengthened the intelligence and security attributes of its dedicated lines. All of these efforts were made to enhance the overall service capabilities of DICT in an all round manner. Focusing on high-quality development, the Company built up a customer-oriented operation system, and enhanced service quality led by user experience. The Company also built up a new service system and attached greater importance to customer service evaluation. Through these efforts, the Company established a service benchmark model that customers can enjoy freely and rely on, maintaining its industry-leading position in service quality. The Company also explored new sales models for ecological expansion in channels as well as scene marketing under the new forms of business, while optimising its incentive mechanism and strengthening the capability of its sales channels. In the first half of the year, the Company ranked the industry’s best with overall customer satisfaction, as well as satisfaction with mobile and wireline broadband Internet access services10.

[10]	Source: MIIT

Intelligent operation driven by IT and Big Data analytics to increase efficiency. We continued to upgrade our IT capabilities to support high-quality development. After gradually implementing the BSS 3.0 system, the time required for product launch has been reduced significantly, which greatly improved our capability to quickly respond to market. We also further reduced the time required for billing, leading to a continual enhancement of customer experience. Through our focus on “Cloudification”, dedicated cloud network services can be activated within minutes in more than 20 provinces. To promote intelligent operation, we continued to strengthen our Big Data capability. Our Big Data platform is now collecting over 300TB of data daily. Coupled with AI technologies, the Big Data platform is gradually introduced to areas such as contracts, financial accounting and others, so as to improve management efficiency. Focusing on efficiency enhancement in key areas such as cost, investment, and taxation, we can intelligently identify abnormal costs, conduct analysis of return on investment, and manage product cycles more accurately. We also promoted “4-precision”11 applications, with precision sales and marketing as well as precision service now covering 240 million customers. This also facilitated more precise human resource allocations among frontline staff, and provided support for the dynamic capacity expansion of the 4G network as well as the planning for future networks construction.

Corporate vitality inspired by in-depth reform. Guided by high-quality development, we promoted reform and innovation on all fronts and enhanced our capabilities and vitality. We reformed our operation systems based on customer-oriented principles, while continuously deepening the establishment of capabilities centres and supporting system reform for Smart Family, IoT, Cloud, DICT and Internet Finance. We have built a vertical channel for sharing data capabilities and accelerated the launch of products and applications. Facing new technologies and new business models, we sped up the exploration of reform to our operation system for government and enterprise customers, as well as reform to our organisation system for network operation, sales and marketing and service. These efforts were made to increase the point-to-point response rate for customers and enhance our capability to provide integrated information services, for the step-up transformation of traditional industries. We further deepened our system reform for technological innovation and continued to increase investment in R&D for new emerging technologies. We also made further strides in building a team of leading experts and accelerated the innovation of proprietary core technologies. The Company published the industry’s first Smart Family White Paper and Artificial Intelligence Development White Paper. The Company also deepened the three-dimensional inter-driven reform comprising “Sub-dividing Performance Evaluation Units, Top-down Service Support System, and Professional Operation”. As a result, the Company fully motivated its employees and promoted “Sub-dividing in management”, further reducing costs and improving efficiency. The Company also further promoted the mixed ownership reform of its professional subsidiaries, while Internet finance company was successfully included in the fourth batch of pilot mixed ownership reform for state-owned enterprises (SOE), and the “Double-hundred Action” list for SOE reform.

[11]	‘‘4-precision’’ refers to precision management, precision sales and marketing, precision service and precision network operation.

Collaborative innovation and comprehensive planning to accelerate 5G commercialisation

Following the official issue of 5G licenses, the 5G scale commercial launch is fast approaching. Insisting on the open and cooperative principles featuring capacity sharing, value co- creation and mutual wins of industry peers, the Company is accelerating its planning for 5G on all fronts to proactively grab opportunities brought by 5G industry.

In areas of technology R&D, we have actively built up our core capabilities of 5G, and promoted innovative convergence of 5G with technologies such as cloud computing and AI. We sped up the establishment of edge computing platform and network slicing management platform, banded together with our industry partners to jointly release 5G “Super Uplink” solutions and rolled out all-cloud and all-fibre based 5G cloud network solutions for enterprise customers. The Company also continued to promote co-building and co-sharing, low-cost indoor coverage as well as the innovation of core technologies such as AI enabled 5G, striving to elevate the Company’s position in the 5G industry chain.

In the area of application innovation, the Company has carried out extensive cooperation and innovation, and accelerated the proliferation and launch of informatisation solutions with 5G features for individual lifestyle, families and communities, as well as government and enterprise customers. For the individual consumer market, we have developed personal applications such as cloud gaming and cloud VR. We explored innovative service models based on membership and module combinations of “communication + privilege + applications”, with the hope to build differentiated market competitiveness and open up room for value growth. For the family market, we sped up the expansion of Smart Family applications of “5G + Gigabit broadband + Cloud”, and collaboratively developed innovative products that are exclusive for 5G or Gigabit broadband such as 8K panoramic video, 4K giant screen theatre, and cloud VR games. This will enable us to occupy a commanding height ahead of others within the Smart Family market. For government and enterprise customers, we continued to explore the integration of DICT and IoT with the capabilities offered by 5G, edge computing and AI, to build our synergistic edges of 5G, cloud-network integration, as well as cloud-edge computing. The Company spared no efforts in building its differentiated edges with “5G + IoT + fibre network + Cloud”, to cater the new informatisation demands in the digital transformation of various industries with the brand-new 5G cloud network solutions. The Company has already signed contracts with more than 400 enterprise customers to carry out collaborative innovation of 5G+ industrial applications, covering industries that encompassed transportation, environmental services, medical service, live broadcast, education, and tourism, among others, thereby greatly enhancing the breadth of 5G use cases.

In the area of network construction, the Company persisted in standalone (SA) network as the direction and attained a number of industry-leading achievements such as 4G and 5G interoperability, interoperability of equipment from different vendors, and interoperability of SA chipsets with various vendors under the SA network architecture. Taking into consideration the maturity of technologies, the industry chain and application scenarios as well as the market competition, the Company will launch standalone/non-standalone (SA/NSA) hybrid networks in about 50 cities at the initial stage, following a market- and customer-oriented approach. Continuous coverage with scale in the urban areas of certain key cities will be achieved. The Company will promote the value chain maturity of SA and strive to begin SA network upgrade in 2020, and offer its 5G differentiated network capabilities such as SA-based edge computing and network slicing. At the same time, the Company will proactively explore and promote co-building and co-sharing of 5G network infrastructure resources to reduce the cost of network construction, operation and maintenance, while jointly promoting the industry’s prosperity and sharing the fruits of its development with domestic and foreign partners.

Corporate Governance and Social Responsibility

We strive to maintain high level of corporate governance and have always adhered to excellent, prudent and efficient corporate governance principles. We insist on governing the Company in accordance with laws and regulations, and attach great importance to risk management and control, and continue to enhance our corporate transparency to ensure the healthy and sustainable growth of the Company. In the area of corporate governance, our efforts have been widely recognised by the capital market. We were awarded “No.1 Best Managed Company” in China, “No.1 Best Investor Relations”, “No.1 Best ESG” and “No.2 Best Growth Strategy” by FinanceAsia. We were also awarded “The Best of Asia — Icon on Corporate Governance” by Corporate Governance Asia. The Company’s outstanding performance in areas of corporate governance, social responsibility, and environmental protection, among others, continues to be widely recognised and highly appreciated by the capital market.

We adhere to the core values of “comprehensive innovation, pursuing truth and pragmatism, people-oriented approach and creating shared value”. We are committed to integrating corporate social responsibility matters such as environmental protection, social responsibility and corporate governance into our development strategy, daily operations and management, while proactively fulfilling our obligation to stakeholders and continuing to enhance our overall corporate value. We continued to implement the construction of Cyberpower, to enable the development of digital economy. We also continued to implement policies of “Speed Upgrade and Tariff Reduction” while actively promoting “mobile number portability”. Furthermore, we earnestly implemented industry regulatory policies to maintain market discipline and protect customers’ rights, while safeguarding our network and information security and creating a clean and healthy cyberspace. We enhanced the capability and efficiency of our intelligent services to fulfil our obligations to customers, while promoting energy saving and emission reduction initiatives to drive our green development. We also effectively reduced duplicate construction by promoting co-building and co-sharing of communications infrastructure facilities. In support of the “Belt and Road” initiative, we continued to promote further network interconnection and intercommunication with relevant countries and provided quality integrated information service for customers. We proactively participated in community welfare projects and carried out precision poverty alleviation through various measures. We also received a high level of recognition and appreciation from the wider society for our efforts in successfully delivering telecommunication assurance for major conferences and events including the Boao Forum for Asia (BFA) and the “Belt and Road”, as well as for combating flooding and disaster relief.

Outlook

With China going through the process of digital transformation, the commercialisation of 5G will accelerate the conversion of old impetuses to new ones, while also propelling the digital economy to a new stage of development. The communications and information industry will set in motion a historic development opportunity and a chance for further value creation in the build-up of Cyberpower, Digital China and Smart Society. Meanwhile, we have seen the new challenges arising from network evolution and business models in the 5G era and severe landscape where the external environment remaining complicated and volatile while the traditional consumer market becoming even more saturated.

Like all things, success is found in advanced preparation, so despite the various challenges, we are in full confidence about the future. We will adhere to the new development principles, constantly build on our edges in the areas of network, customer service, intelligent operation and talents, striving to maintain steady growth in terms of business performance. Leveraging integrated edges in areas such as cloud-network integration and well-endowed government and enterprise customer resources, we will continue to embrace the 5G trend. Insisting on the customer-oriented principle, we will strengthen our value-driven approach, innovate and accelerate our development in a coordinated way, and continue to adhere to the open cooperative principle to work together with industry partners to forge the new era of 5G. We will promote high-quality scale development with high-quality 5G as the driving force. We will also take new steps to contribute to the building of Cyberpower, economic and social progress and peoples’ better living and continue to create new value for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all shareholders and customers for their support. I would also like to express my sincere thanks to all our employees for their hard work and contributions. At the same time, I would like to welcome Mr. Liu Guiqing and Mr. Wang Guoquan to our Board of Directors.

Ke Ruiwen

Chairman, Chief Executive Officer, President and Chief Operating Officer

Beijing, China

22 August 2019

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2019 extracted from the unaudited interim financial statements of the Group as set out in its 2019 Interim Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

for the six-month period ended 30 June 2019

(Amounts in millions, except per share data)

		Six-month period ended 30 June
		2019	2018
	Notes	RMB	RMB
Operating revenues	4	190,488	193,029

Operating expenses
Depreciation and amortisation		(43,343)	(36,701)
Network operations and support		(50,780)	(54,184)
Selling, general and administrative		(29,216)	(29,048)
Personnel expenses		(33,316)	(32,649)
Other operating expenses		(13,889)	(21,290)

Total operating expenses		(170,544)	(173,872)

Operating profit		19,944	19,157
Net finance costs	5	(2,057)	(1,514)
Investment income		26	39
Share of profits of associates		605	477

Profit before taxation		18,518	18,159
Income tax	6	(4,493)	(4,528)

Profit for the period		14,025	13,631

	Six-month period ended 30 June
	2019	2018
	RMB	RMB
Other comprehensive income for the period
Items that will not be reclassified subsequently to profit or loss:
Change in fair value of investments in equity instruments at fair value through other comprehensive income	221	(308)
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income	(55)	77

	166	(231)

Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation of financial statements of subsidiaries outside mainland China	19	64
Share of other comprehensive income of associates	(2)	(22)

	17	42

Other comprehensive income for the period, net of tax	183	(189)

Total comprehensive income for the period	14,208	13,442

		Six-month period ended 30 June
		2019	2018
	Note	RMB	RMB
Profit attributable to
Equity holders of the Company		13,909	13,570
Non-controlling interests		116	61

Profit for the period		14,025	13,631

Total comprehensive income attributable to
Equity holders of the Company		14,092	13,381
Non-controlling interests		116	61

Total comprehensive income for the period		14,208	13,442

Basic earnings per share	7	0.17	0.17

Number of shares (in millions)	7	80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

at 30 June 2019

(Amounts in millions)

		30 June	31 December
		2019	2018
	Notes	RMB	RMB
ASSETS

Non-current assets
Property, plant and equipment, net		394,060	407,795
Construction in progress		76,751	66,644
Right-of-use assets		62,540	—
Lease prepayments		—	21,568
Goodwill		29,922	29,922
Intangible assets		13,849	14,161
Interests in associates		38,470	38,051
Equity instruments at fair value through other comprehensive income		1,060	852
Deferred tax assets	9	7,665	6,544
Other assets		3,848	4,840

Total non-current assets		628,165	590,377

Current assets
Inventories		3,536	4,832
Income tax recoverable		55	121
Accounts receivable, net	10	31,516	20,475
Contract assets		1,119	478
Prepayments and other current assets		23,717	23,619
Short-term bank deposits		3,500	6,814
Cash and cash equivalents		19,356	16,666

Total current assets		82,799	73,005

Total assets		710,964	663,382

		30 June	31 December
		2019	2018
	Notes	RMB	RMB
LIABILITIES AND EQUITY

Current liabilities
Short-term debt		37,917	49,537
Current portion of long-term debt		1,144	1,139
Accounts payable	11	111,818	107,887
Accrued expenses and other payables		61,604	43,497
Contract liabilities		50,381	55,783
Income tax payable		727	601
Current portion of lease liabilities/finance lease obligations		10,600	101
Current portion of deferred revenues		339	375

Total current liabilities		274,530	258,920

Net current liabilities		(191,731)	(185,915)

Total assets less current liabilities		436,434	404,462

Non-current liabilities
Long-term debt		37,542	44,852
Lease liabilities/finance lease obligations		32,438	115
Deferred revenues		1,297	1,454
Deferred tax liabilities	9	16,135	13,138
Other non-current liabilities		627	804

Total non-current liabilities		88,039	60,363

Total liabilities		362,569	319,283

Equity
Share capital		80,932	80,932
Reserves		264,851	262,137

Total equity attributable to equity holders of the Company		345,783	343,069
Non-controlling interests		2,612	1,030

Total equity		348,395	344,099

Total liabilities and equity		710,964	663,382

Notes:

1	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), “Interim Financial Reporting” issued by the International Accounting Standards Board (the “IASB”) and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 22 August 2019, reflect the unaudited financial position of the Group as at 30 June 2019 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2019.

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international independent auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants.

2	PRINCIPAL ACCOUNTING POLICIES

These interim financial statements are prepared on the historical cost basis as modified by the revaluation of certain financial instruments which are measured at fair values.

Other than changes in accounting policies resulting from application of new and amendments to International Financial Reporting Standards (“IFRSs”) and interpretation, the accounting policies and methods of computation used in these interim financial statements are the same as those followed in the preparation of the 2018 annual financial statements of the Group.

Application of new and amendments to IFRSs and interpretation

In the current interim period, the Group has applied, for the first time, the following new and amendments to IFRSs and interpretation issued by the IASB that are mandatorily effective for the current period:

IFRS 16, “Leases”

IFRIC 23, “Uncertainty over Income Tax Treatments”

Amendments to IFRS 9, “Prepayment Features with Negative Compensation”

Amendments to IAS 19, “Plan Amendment, Curtailment or Settlement”

Amendments to IAS 28, “Long-term Interests in Associates and Joint Ventures”

Amendments to IFRSs, “Annual Improvements to IFRS Standards 2015–2017 Cycle”

Except for IFRS 16, “Leases”, the application of the above amendments to IFRSs and interpretation has had no material effect on the Group’s interim financial statements.

Impacts and changes in accounting policies on application of IFRS 16, “Leases”

The Group has applied IFRS 16 for the first time in the current interim period. IFRS 16 superseded IAS 17, “Leases” (“IAS 17”), and the related interpretations.

(a)	Key changes in accounting policies resulting from application of IFRS 16

As a lessee

Allocation of consideration to components of a contract

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to leases of buildings, equipment and other assets that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognised as expenses on a straight-line basis over the lease term.

Right-of-use assets

Except for short-term leases and leases of low value assets, the Group recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use asset mainly includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, and any initial direct costs incurred.

Lease liabilities

At the commencement date of a lease, the Group recognises and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

Variable lease payments that depend on an index or a rate are initially measured using the index or rate as at the commencement date. Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognised as expense in the period on which the event or condition that triggers the payment occurs.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

(b)	Transition and summary of effects arising from initial application of IFRS 16

The Group has applied IFRS 16 retrospectively with the cumulative effect recognised at the date of initial application, 1 January 2019. Any cumulative effect at the date of initial application is recognised in the opening reserves and comparative information has not been restated.

As at 1 January 2019, the Group recognised additional lease liabilities and measured right-of-use assets at the carrying amounts as if IFRS 16 had been applied since commencement date, but discounted using the incremental borrowing rates of the relevant lessees at the date of initial application by applying IFRS 16 transition provisions.

In accordance with the transitional provisions in IFRS 16, the Group is not required to make any adjustment on transition for leases in which the Group is a lessor but account for these leases in accordance with IFRS 16 from the date of initial application and comparative information has not been restated.

The following adjustments were made to the amounts recognised in the consolidated statement of financial position at 1 January 2019. Line items that were not affected by the changes have not been included.

	Carrying amounts previously reported at 31 December 2018	Adjustments	Carrying amounts under IFRS 16 at 1 January 2019
	RMB millions	RMB millions	RMB millions
Non-current assets
Right-of-use assets	—	65,524	65,524
Lease prepayments	21,568	(21,568)	—
Interests in associates	38,051	(263)	37,788
Deferred tax assets	6,544	676	7,220
Other assets	4,840	(746)	4,094

Current assets
Prepayments and other current assets	23,619	(518)	23,101

Current liabilities
Accounts payable	107,887	(100)	107,787
Current portion of lease liabilities	—	10,260	10,260
Current portion of finance lease obligations	101	(101)	—

Non-current liabilities
Lease liabilities	—	35,604	35,604
Finance lease obligations	115	(115)	—

Equity
Total equity attributable to equity holders of the Company	343,069	(2,440)	340,629
Non-controlling interests	1,030	(3)	1,027

3	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues.

4	OPERATING REVENUES

Disaggregation of revenue

		Six-month period ended 30 June
		2019	2018
	Notes	RMB millions	RMB millions
Type of goods or services

Revenue from contracts with customers
Voice services	(i)	23,529	26,679
Internet services	(ii)	98,895	96,010
Information and application services	(iii)	46,759	42,581
Telecommunications network resource and equipment services	(iv)	10,937	10,033
Sales of goods and others	(v)	8,668	16,233

Subtotal		188,788	191,536
Revenue from other sources	(vi)	1,700	1,493

Total operating revenues		190,488	193,029

Timing of revenue recognition
A point in time		7,166	14,852
Over time		183,322	178,177

Total operating revenues		190,488	193,029

Notes:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(ii)	Represent amounts charged to customers for the provision of Internet access services.

(iii)

Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.

(iv)	Represent amounts charged to other domestic telecommunications operators and enterprise customers for the provision of telecommunications network resource and equipment services.
(v)	Represent primarily revenue from sales, and repair and maintenance of telecommunications equipment as well as the resale of mobile services (MVNO).
(vi)	Represent primarily revenue from property rental and other revenues.

5	NET FINANCE COSTS

	Six-month period ended 30 June
	2019	2018
	RMB millions	RMB millions
Interest expense on short-term and long-term debts	1,514	1,769
Interest expense on lease liabilities	804	—
Less: Interest expense capitalised*	(72)	(104)

Net interest expense	2,246	1,665
Interest income	(210)	(145)
Foreign exchange losses	310	310
Foreign exchange gains	(289)	(316)

	2,057	1,514

* Interest expense was capitalised in construction in progress at the following rates per annum	3.5%–4.4%	3.5%–4.4%

6	INCOME TAX

Income tax in the profit or loss comprises:

	Six-month period ended 30 June
	2019	2018
	RMB millions	RMB millions
Provision for PRC income tax	1,941	3,363
Provision for income tax in other tax jurisdictions	55	81
Deferred taxation	2,497	1,084

	4,493	4,528

A reconciliation of the expected tax expense with the actual tax expense is as follows:

		Six-month period ended 30 June
		2019	2018
	Notes	RMB millions	RMB millions
Profit before taxation		18,518	18,159

Expected income tax expense at statutory tax rate of 25%	(i)	4,630	4,540
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(133)	(151)
Differential tax rate on other subsidiaries’ income	(ii)	(55)	(31)
Non-deductible expenses	(iii)	446	172
Non-taxable income	(iv)	(141)	(37)
Others	(v)	(254)	35

Actual income tax expense		4,493	4,528

Notes:

(i)

Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.

(ii)

Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 8% to 35%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.

(iv)	Amounts represent miscellaneous income which are not subject to income tax.

(v)	Amounts primarily represent settlement of tax filing differences of prior year annual tax return and other tax benefits.

7	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2019 and 2018 is based on the profit attributable to equity holders of the Company of RMB13,909 million and RMB13,570 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented.

8	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2019, a final dividend of RMB0.109851 (equivalent to HK$0.125) per share totaling RMB8,891 million in respect of the year ended 31 December 2018 was declared, and paid on 26 July 2019.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 28 May 2018, a final dividend of RMB0.093512 (equivalent to HK$0.115) per share totaling RMB7,568 million in respect of the year ended 31 December 2017 was declared, and paid on 27 July 2018.

The Board of Directors has resolved not to pay an interim dividend.

9	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	30 June 2019	31 December 2018	30 June 2019	31 December 2018	30 June 2019	31 December 2018
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Provisions and impairment losses, primarily for expected credit losses	2,300	1,925	—	—	2,300	1,925
Property, plant and equipment and others	5,337	4,580	(15,973)	(13,022)	(10,636)	(8,442)
Deferred revenues and installation costs	28	39	(20)	(29)	8	10
Equity instruments at fair value through other comprehensive income	—	—	(142)	(87)	(142)	(87)

	7,665	6,544	(16,135)	(13,138)	(8,470)	(6,594)

	Balance at 31 December 2018	Changes in accounting policies	Recognised in consolidated statement of comprehensive income	Balance at 30 June 2019
	RMB millions	RMB millions	RMB millions	RMB millions
Provisions and impairment losses, primarily for expected credit losses	1,925	—	375	2,300
Property, plant and equipment and others	(8,442)	676	(2,870)	(10,636)
Deferred revenues and installation costs	10	—	(2)	8
Equity instruments at fair value through other comprehensive income	(87)	—	(55)	(142)

	(6,594)	676	(2,552)	(8,470)

10	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

		30 June 2019	31 December 2018
	Notes	RMB millions	RMB millions
Third parties		35,231	23,308
China Telecom Group	(i)	1,754	1,327
China Tower	(ii)	15	10
Other telecommunications operators in the PRC		851	510

		37,851	25,155
Less: Allowance for expected credit losses		(6,335)	(4,680)

		31,516	20,475

Notes:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

(ii)	China Tower Corporation Limited, the Company’s associate, is referred to as “China Tower”.

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	30 June 2019	31 December 2018
	RMB millions	RMB millions
Current, within 1 month	9,827	8,376
1 to 3 months	3,130	2,117
4 to 12 months	2,403	1,932
More than 12 months	1,676	943

	17,036	13,368
Less: Allowance for expected credit losses	(4,154)	(2,898)

	12,882	10,470

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	30 June 2019	31 December 2018
	RMB millions	RMB millions
Current, within 1 month	7,409	3,318
1 to 3 months	5,387	2,300
4 to 12 months	5,302	3,994
More than 12 months	2,717	2,175

	20,815	11,787
Less: Allowance for expected credit losses	(2,181)	(1,782)

	18,634	10,005

11	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June 2019	31 December 2018
	RMB millions	RMB millions
Third parties	88,020	83,418
China Telecom Group	19,426	20,983
China Tower	3,643	2,850
Other telecommunications operators in the PRC	729	636

	111,818	107,887

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due dates is as follows:

	30 June 2019	31 December 2018
	RMB millions	RMB millions
Due within 1 month or on demand	18,708	20,619
Due after 1 month but within 3 months	25,192	14,568
Due after 3 months but within 6 months	32,458	36,067
Due after 6 months	35,460	36,633

	111,818	107,887

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six month period ended 30 June 2019, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2019, none of the Directors or Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be maintained under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As at 30 June 2019, the Company has not granted its Directors or Supervisors, or their respective spouses or any of their respective minor child (natural or adopted) or on their behalf any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

CHANGE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT SINCE THE DATE OF THE 2018 ANNUAL REPORT

The changes in the information relating to the Directors, Supervisors and Senior Management of the Company since the date of the Company’s 2018 Annual Report are set out below:

On 22 May 2019, Mr. Ke Ruiwen, the President and Chief Operating Officer of the Company, was appointed as the Chairman and Chief Executive Officer of the Company.

On 19 August 2019, the appointment of Mr. Liu Guiqing and Mr. Wang Guoquan, the Executive Vice Presidents of the Company, as the Executive Directors was approved at the extraordinary general meeting of the Company.

Mr. Ye Zhong, the Supervisor of the Company, currently acts as the Chairman and General Manager of Zhejiang Agricultural Investment and Development Fund Co. Ltd.

Save as stated above, there is no other information of the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com).

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditor, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed risk management, internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2019.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company attaches great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, continuously developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six-month period ended 30 June 2019. In the Company’s opinion, through supervision by the Board of Directors and Independent Non-Executive Directors, with effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution and effectively capture business opportunities. Many leading international corporations around the world also have similar arrangements.

Save as stated above, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules throughout the six-month period ended 30 June 2019.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Based on the written confirmations from the Directors and Supervisors, they have confirmed their compliance with the Model Code regarding the requirements in conducting securities transactions for the period from 1 January 2019 to 30 June 2019.

INTERIM REPORT

The Interim Report for the six months ended 30 June 2019 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

By Order of the Board China Telecom Corporation Limited Ke Ruiwen Chairman, Chief Executive Officer, President and Chief Operating Officer

Beijing, China, 22 August 2019

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the chairman, chief executive officer, president and chief operating officer); Mr. Gao Tongqing, Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min (as the chief financial officer) and Mr. Wang Guoquan (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).